Steven P. Rasche
Chief Financial Officer
314-342-3348

May 13, 2014

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     The Laclede Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed November 26, 2013
Form 10-Q for the Quarter Ended March 31, 2014
Response dated April 17, 2014
File No. 001-16681

Dear Ms. Thompson,

In The Laclede Group, Inc. (“Laclede”, the “Company”, “we”, “us”, or “our”) letter dated May 9, 2014, we proposed filing a Form 10-Q/A for both December 31, 2013 and March 31, 2014 to include certain language in response to your question #2 from your letter dated May 5, 2014 on behalf of the Securities and Exchange Commission Division of Corporation Finance.

Upon further review, we wish to amend that response and propose additional language to the proposed Form 10-Q/A as of March 31, 2014 noted below:

Forms 10-Q:
Item 4.  Controls and Procedures
Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15e and Rule 15d-15e under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

SEC guidance permits the exclusion of an evaluation of the effectiveness of a registrant's disclosure controls and procedures as they relate to the internal control over financial reporting for an acquired business during the first year following such acquisition. Effective September 1, 2013, we acquired Missouri Gas Energy (“MGE”). MGE’s business constitutes 39 percent and 28 percent of net and total assets, respectively, and 34 percent of revenues of the consolidated financial statement

Ms. Jennifer Thompson
May 13, 2014

amounts as of and for the six months ended March 31, 2014.  Management's evaluation and conclusion as to the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report excludes any evaluation of the internal control over financial reporting of MGE.

The additional sentence for Form-10/Q/A at December 31, 2013 would be as follows:

MGE’s business constitutes 39 percent and 28 percent of net and total assets, respectively, and 34 percent of revenues of the consolidated financial statement amounts as of and for the three months ended December 31, 2013.

We are prepared to file the amendments to our two Form 10-Q as well as our Form 10-K as of September 30, 2013 in short order.  In addition, we plan on also amending our Laclede Gas Company filings for the same time periods with essentially the same edits, as our disclosure controls and procedures for The Laclede Group and for Laclede Gas are essentially the same, and we want to ensure consistency for all of our filings.

Respectfully submitted,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer

Cc:	Sondra Brown, The Laclede Group, Inc.
Mary Kullman, The Laclede Group, Inc.
Jarrett Torno, SEC
Andrew Blume, SEC